Resolutions Adopted by the Extraordinary Shareholders' Meeting Held on September 15, 2026

Bogotá, September 15, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") hereby reports that, at the Extraordinary General Shareholders' Meeting held on September 15, 2026, commencing at 11:00 a.m. (Bogotá, Colombia time), and duly convened in accordance with applicable legal requirements and the Company's bylaws, the shareholders voted on each item of the agenda, with the results set forth below:

i. Approval of the Agenda

The proposed agenda for the meeting was approved.

ii. Appointment of the Chair of the General Shareholders' Meeting

Mr. Francisco Reyes Villamizar was appointed Chair of the Meeting.

iii. Appointment of the Elections and Vote Counting Committee

The Elections and Vote Counting Committee of the General Shareholders' Meeting was appointed, as proposed by shareholder Ingrid Deza Darwish.

iv. Appointment of the Principal and Alternate Committees for the Review and Approval of the Minutes

The Principal Committee and the Alternate Committee for the Review and Approval of the Minutes of the General Shareholders' Meeting were appointed, as proposed by shareholder Carolina Zarama Caycedo.

v. Approval of the Amendment to Article 20 of the Company's Bylaws Regarding the Composition, Renewal, and Election of the Board of Directors

The proposed amendment was made available prior to the meeting at the following link:

https://www.ecopetrol.com.co/wps/portal/Home/en/investors/general-shareholders-meeting/2026-second-extraordinary-shareholders-meeting

The shareholders approved the amendment to Article 20 of the Company's bylaws concerning the composition, renewal, and election procedures of the Board of Directors, as proposed by the Nation of Colombia, acting through the Ministry of Finance and Public Credit.

vi. Approval of Instructions to the Company's Board of Directors, Including the Board Elected at this Meeting, to Align the Board Succession Policy and Other Internal Corporate Governance Instruments with the Amendment to Article 20 of the Bylaws

The shareholders approved instructing the Company's Board of Directors, including the Board elected at this Meeting, to align the Board Succession Policy and all other internal corporate governance instruments with the amendment to Article 20 of the bylaws described in Item v above. The shareholders further resolved that, pending completion of such alignment, any internal provisions inconsistent with the amended Article 20—including, without limitation, any requirement mandating the inclusion of a minimum number of incumbent Board members—shall not apply and shall not constitute a prior requirement, condition precedent, or impediment to the full election of the Board of Directors contemplated at this Meeting.

vii. Consideration of, and, if Necessary, Approval of, a Waiver for the Company and/or the Board of Directors Regarding the Preparation and Delivery of Information on Nominees and Certain Internal Review, Verification, Supplementation, and Support Actions Contemplated Under the Succession Policy That Could Not Be Completed Prior to the Election

The shareholders determined that no such waiver was necessary for the Company and/or the Board of Directors with respect to the preparation and delivery of information on nominees, or with respect to the internal review, verification, supplementation, and support actions contemplated under the Succession Policy. Accordingly, this item was not submitted to a shareholder vote.

viii. Election of the Nine Members of the Company's Board of Directors, by Electoral Quotient, for the Remainder of the 2025–2029 Institutional Term

The shareholders approved the election of the members of the Board of Directors for the remainder of the 2025–2029 institutional term, as set forth below:

Slate	Name	Status
First	Carlos Augusto Suárez Rojas	Independent
Second	Jorge Alberto Jaller Jaramillo	Non-Independent
Third	José Camilo Manzur Jattin	Independent
Fourth	Ludmila Del Carmen Vergara Rosales	Non-Independent
Fifth	Betzy Patricia Martínez Zapatero	Independent
Sixth	Claudia Margarita Lafaurie Taboada	Independent
Seventh	César Eduardo Loza Arenas	Non-Independent
Eighth	Ricardo Rodríguez Yee	Independent
Ninth	Luis Felipe Henao Cardona	Independent

ix. Allowing Shareholders to Propose Additional Items

The proposal to allow shareholders to include additional agenda items was not approved.

Shareholders cast their votes on the agenda items as follows:

Matter Submitted to the General Shareholders' Meeting	Votes in Favor	Votes Against	Blank Votes	Abstentions
Approval of the Agenda	99.99979164%	0.00015063%	0.00005773%	-
Appointment of the Chair of the General Shareholders' Meeting	99.99986920%	0.00012818%	0.00000000%	0.00000262%
Appointment of the Elections and Vote Counting Committee	99.99998500%	0.00000595%	0.00000525%	0.00000380%
Appointment of the Principal and Alternate Committees for the Review and Approval of the Minutes	99.99976823%	0.00014876%	0.00000262%	0.00008038%
Approval of the Amendment to Article 20 of the Company's Bylaws Regarding the Composition, Renewal, and Election of the Board of Directors	99.66596634%	0.33403104%	0.00000262%	-
Approval of Instructions to the Company’s Board of Directors to Align the Board Succession Policy and Other Corporate Governance Instruments with the Amendment to Article 20 of the Bylaws	99.99984241%	0.00015759%	-	-

Election of the Nine Members of the Company's Board of Directors, by Electoral Quotient, for the Remainder of the 2025-2029 Institutional Term	99.65162885%	0.00914385%	-	0.33922731%
Do you approve allowing the expansion of the agenda to enable shareholders to propose additional topics?	0.00075073%	95.83990827%	0.00000052%	4.15934047%

For the following agenda items, the reported results were obtained through the application of the electoral quotient system based on the voting results indicated above: (i) Appointment of the Elections and Vote Counting Committee; (ii) Appointment of the Principal and Alternate Committees for the Review and Approval of the Minutes; and (iii) Election of the nine members of the Company's Board of Directors for the remainder of the 2025-2029 institutional term.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co